1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
March 2, 2026	www.integraresources.com

INTEGRA RESOURCES ANNOUNCES APPOINTMENT OF SCOTT GUAY AS VICE PRESIDENT, PROJECT DEVELOPMENT

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the appointment of Scott Guay, P.Eng., as Vice President, Project Development, effective March 2, 2026.

Mr. Guay brings more than 25 years of engineering and project delivery services experience required to successfully deliver large-scale mining and infrastructure developments. In his role as Vice President, Project Development of Integra, Mr. Guay will be responsible for overseeing all aspects of engineering, procurement, construction management and project controls across Integra's development-stage portfolio of assets.  Mr. Guay's primary focus will be advancing the Company's flagship DeLamar Project ("DeLamar"), located in southwestern Idaho, toward construction.

Mr. Guay joins Integra from Kinross Gold Corporation ("Kinross"), where he held senior leadership roles overseeing global mining project services and delivery of capital projects. During his more than 15-year tenure, he supported multiple complex, large-scale gold mine expansions and mine restart projects across North and South America and Africa, contributing to project planning, engineering management, procurement strategy, and execution governance for projects of significant strategic importance.

This appointment reflects Integra's continued evolution as a growing gold producer and its commitment to strengthening internal mine development and construction expertise as the Company advances DeLamar toward construction.

Cliff Lafleur, Chief Operating Officer of Integra, commented: "Scott's appointment represents an important step forward for Integra as we continue to build a team capable of delivering large-scale mining projects safely, efficiently, and with discipline. His extensive experience leading complex capital projects at a major gold producer like Kinross brings exactly the type of execution capability we need as DeLamar advances toward construction. Scott has a proven track record of managing multidisciplinary teams, developing robust project execution strategies and programs, and delivering projects through all stages of study and development. His addition reinforces our commitment to advancing and de-risking our portfolio of development-stage assets, especially positioning DeLamar for successful execution. We are very pleased to welcome Scott to Integra at a pivotal time for the Company."

Mr. Guay added: "Integra has assembled a strong portfolio of assets and a clear path toward growth as a gold producer. The DeLamar Project represents a compelling development opportunity, and I look forward to working with the team to advance engineering, planning, and execution activities as the Company moves toward the next phase of mine development."

Mr. Guay holds a Bachelor of Engineering (Engineering Physics) from McMaster University and is a Professional Engineer registered in Ontario.

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company; and anticipated advancement of the Company's projects.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Project and the Company's mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release